Management Discussion and Analysis

This discussion and analysis of financial position and results of operations of Atlanta Gold Inc. (formerly Twin Mining Corporation) (the “Company") and its subsidiaries for the three months ended March 31, 2007 has been prepared as of May 14, 2007. The discussion below should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.  The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in financial tables, except per share amounts, are expressed in thousands of Canadian or U.S. dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recent Annual Information Form, are filed with securities regulatory authorities in Canada and are available on SEDAR at www.sedar.com

Cautionary Statement on Forward Looking Information

This document includes “forward-looking information” and “forward-looking statements”, within the meaning of applicable securities legislation.  All statements other than statements of historical fact are forward-looking statements.  Forward-looking information and statements are based on assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

Forward-looking information and statements are frequently identified by the use of words such as “may”, “will”, “could”, “believe”, “intend”, “expect”, “seek”, “anticipate”, “plan”, “continue”, “estimate”, “predict”, “potential” and similar terminology suggesting outcomes or statements regarding an outlook.  Forward-looking information and statements involve known and unknown risks, uncertainties and other factors which may cause actual events and the Company’s actual results to differ materially from those predicted, expressed or implied by the forward-looking information and statements and readers are cautioned not to unduly rely on such forward-looking information and statements.  Such risks and uncertainties include, but are not limited to, risks associated with the mining industry (including operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of the Company to obtain all permits, consents or authorizations required for its operations and activities; and health, safety and environmental risks), the risk of resource prices and foreign exchange rate fluctuations, the Company’s limited financial resources and its ability to fund the capital and operating expenses necessary to achieve its business objectives.    Further information on the risks and uncertainties is described herein under “Uncertainties and Risk Factors” and in the Company’s Annual Information Form under “Risk Factors”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.  The Company undertakes no obligation to update publicly or revise any forward-looking information and statements or the foregoing list of factors, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Overview

The Company is engaged in the development of an advanced-stage gold property in the United States with proven reserves and favourable economics, and in the evaluation and exploration of gold and diamond properties in Canada.

The Company’s principal asset is the Atlanta gold property in Idaho, U.S.A. (“Atlanta”), with over 0.5 million proven and probable gold ounces assuming open-pit mining methods, and underground resources which could more than double the gold production potential. Exploration properties include the Abitibi gold property in eastern Quebec (“Abitibi”), the Jackson Inlet diamond property on the Brodeur peninsula of Baffin Island (“Brodeur”), the Torngat diamond property in northern Quebec (“Torngat”) and the Layuh gold property in Kalimantan, Indonesia (“Layuh”).

Based on the work undertaken in 2006 on Atlanta, which demonstrated significant potential for improvement in the project’s economics, the Company developed a strategic focus on Atlanta. The property has attractive geology, as evidenced by historical mine production, and is considered to have excellent potential for additional discoveries of gold deposits.

Highlights from Operations include the following:

During the first quarter of 2007, the Company designed two surface exploration programs for the Atlanta gold project area.  The first program will focus on exploration drill holes which can be sited on private, patented claims and will commence in June of 2007. A  Hagby 1003 diamond core drilling rig, suitable for both surface and underground exploration, was purchased in May 2007. A chief geologist with over 30 years exploration experience and a drilling foreman with over 25 years experience were retained to lead these programs.

The second surface exploration program will focus on exploration drill holes which can be sited on unpatented claims. For proposed gold and silver targets on unpatented claims, an exploration Plan of Operations was submitted to the U.S. Forest Service on April 4, 2007, seeking approval for drilling operations.

The Company plans to examine the viability of an underground mine, operating in parallel with the open pit mine. A combined open pit and underground mining operation could significantly increase the total ounces of gold projected in the 2004 Feasibility Study.  This combined operation would have the potential for a longer production life, enabling underground development work to maintain pace with the open pit mine.

Subject to the availability of financing in 2007, the Company will drive a decline from the existing 600 Level platform (elevation 6,400 feet above sea level) westward along the south side of the Atlanta Shear Zone.  This decline will provide drill stations that can probe beneath the deepest mining previously undertaken at Atlanta.  Two crosscuts from the decline and underground drilling will test modern underground mining methods and provide valuable economic and technical information.

The Company designed a conceptual 300 ton-per-day mill for processing high-grade ore, from both underground and open-pit mining.  This mill would have gravity and flotation recovery circuits.  The mill tailings would be blended into the heap leach feed so that residual gold in the mill tailings would be leached.

New Monarch and Idaho open pit mines were also designed using a US$550 gold price and current estimates for operating costs.

Environmental and administrative offices were established in the Mountain Home district in Idaho. The Water Treatment Facility #1 at the historic 900 Adit continued to successfully operate and achieved targeted arsenic removal throughout the first quarter of 2007.

The future profitability and operating cash flow of the Company will be affected by various factors, including the amount of reserves and resources, production rates, the market prices of minerals, interest rates, the costs of regulatory and environmental compliance, general and administrative costs, the level of exploration and capital expenditures, and other discretionary costs. While the Company seeks to manage the level of risk associated with its business, many of the factors affecting these risks are beyond the Company’s control.

Effective March 22, 2007, the Company amended its Articles of Incorporation to consolidate its common shares on the basis of one consolidated common share for each fifteen pre-consolidation common shares and to change the name of the Company from Twin Mining Corporation to Atlanta Gold Inc.

Overview of Financial Results

Subsequent Events

Equity Financing

On May 1, 2007 the Company completed a private placement offering of 3,422,000 common shares at a price of $0.90 per share for aggregate gross proceeds of $3,079,800.  The Company paid agent’s fees of $173,988 in connection with the offering. The Company will use the net proceeds from the offering to explore Atlanta and for working capital purposes.

Liquidity and Capital Resources

Cash as at March 31, 2007 was $331,000 compared to $1,685,000 as at December 31, 2006. The decrease in cash was $1,354,000 for the quarter ended March 31, 2007 compared to a decrease in cash of $2,440,000 for the comparative quarter ended March 31, 2006.

Working capital deficiency as at March 31, 2007 was $1,301,000 compared to a surplus of $120,000 as at December 31, 2006. Cash used in operations for the first quarter of 2007 was $338,000 compared to $1,959,000 for the comparative quarter ended March 31, 2006, with the higher 2006 expenditures reflecting significant payments to suppliers in respect of services provided in prior periods.  Cash generated from financing activities was nil for the first quarter of 2007 compared to $183,000 for the comparative quarter ended March 31, 2006. Cash used for investing activities for the first quarter of 2007 was $1,015,000 compared to $664,000 for the comparative quarter ended March 31, 2006. These are summarized below.

(Canadian dollars in 000’s)

Investing Activity	Quarter Ended
	March 31, 2007	March 31, 2006
Fixed asset additions	$ 2	$ 2
Mineral property expenditures:
Atlanta gold	829	408
Brodeur diamond	159	254
Abitibi gold	25	-
	1,013	662
Total	$1,015	$664

Subsequent to March 31, 2007, the Company’s cash and working capital positions improved with the completion on May 1, 2007 of the private placement of common shares for gross proceeds of $3,079,800.  The Company will use the net proceeds of approximately $2.9 million from the offering to explore its Atlanta gold property located in Idaho, U.S.A. and for working capital purposes.  The Company anticipates that additional funds will be required prior to carrying out its planned programs in the third and fourth quarters of 2007.

Equity

As at March 31, 2007 and December 31, 2006 the Company had 14,890,711 (pre-consolidated 223,360,501) common shares outstanding.  Shareholders’ equity as at March 31, 2007 was $63,491,223 compared to $63,500,087 as at December 31, 2006.

During the first quarter of 2006, the Company issued a total of 1,222,222 (pre-consolidated) common shares to two directors of the Company in February 2006 to retire demand notes totaling $220,000. The demand notes bore interest of 5% per year. Share issue costs of $37,000 were incurred in the first quarter of 2006.

As at March 31, 2007, the Company had a total of 372,312 (December 31, 2006 – 393,525) share purchase warrants outstanding with a weighted average exercise price of $2.96 (December 31, 2006 - $3.00) per share and a weighted average life of 6 months (December 31, 2006 – 9 months).

A total of 316,667 (December 31, 2006 - 363,333) stock options were outstanding as at March 31, 2007. Stock options outstanding as at March 31, 2007 had a weighted average exercise price of $3.24 per share (December 31, 2006 - $4.05 share) and a weighted average life of 34 months (December 31, 2006 – 37 months). An aggregate of 700,000 (post-consolidated – 46,667) stock options expired during the quarter ended March 31, 2007.

General and Administrative Expenses

Corporate overhead expenses were $406,000 for the quarter ended March 31, 2007 compared to $479,000 for the quarter ended March 31, 2006. The decrease of $73,000 was mainly due to decreases in salaries, management fees and no stock-based compensation which more than offset increases in professional fees, investor relations fees and administrative and office expenses.

A loss of $10,000 was realized from foreign exchange transactions during the quarter because amounts due to Atlanta contractors and suppliers were denominated in U.S. dollars and paid in Canadian dollars converted at less favourable exchange rates than in previous periods, compared to the $44,000 gain realized during the quarter ended March 31, 2006. A provision for future income taxes of $307,000 was recorded in the quarter ended March 31, 2007 compared to nil for the quarter ended March 31, 2006.

Capital Expenditures

Atlanta Gold:

Expenditures in the first quarter of 2007 of $829,000 focused on preparing for a surface drilling exploration program and sending a Plan of Operations (“POO”) for the drilling program to the US Forest Service for approval, as well as undertaking additional baseline field studies during the winter and analyzing waste rock geochemistry. Drill preparations included setting up a trailer park for the drilling crews and hiring a chief geologist and drill foreman. In comparison, expenditures of $408,000 were incurred in the first quarter of 2006, when work was focused predominantly on redesign (by the Atlanta staff and Vector Engineering) of the site layout in response to comments from the permitting agencies and the public.

Brodeur Diamond Project:

Expenditures in the first quarter of 2007 of $160,000 were primarily in respect of the annual payment of $150,000 made to Helix Resources Inc. (“Helix”), pursuant to the terms of the existing claims agreement with Helix as amended in 2005. This compares to the $254,000 incurred during the first quarter of 2006 when the annual payment of $150,000 was paid to Helix and expenditures were also incurred for data processing and map production with respect to an airborne survey conducted in the summer of 2005 and laboratory work carried out on samples collected from the 2005 reverse circulation (RC) drill program and till frost boil surfaces of magnetic anomalies. The Company has a total of 51.1 carats of high quality diamonds which were recovered at the Freightrain kimberlite in 2001 and 2002 from 12 samples weighing a total of 248.4 tonnes.

Abitibi:

The Company holds an option to acquire a minimum 60% interest in 62 claims from Breakwater Resources Ltd. (“Breakwater”) in August 2003, and holds a 100% interest in 13 Bousquet claims covering 20.3 square kilometres (5,018 acres), located adjacent to the Breakwater claims.

In the first quarter of 2007, the Company incurred exploration expenditures of $25,000, primarily in respect of geological consulting fees to review results of the 1,500-metre drilling program completed on the Normar claim block in December 2006 and to determine priority exploration targets for future exploration programs. The Company also paid renewal fees of $7,000 in respect of 13 Bousquet claims.

Torngat:

Torngat has been on a care and maintenance since 2003 and the remaining book value of $2,692,000 was written off in December 2006 to comply with CICA Accounting Guideline No. 11 (AcG 11).  The Company has incurred sufficient expenditures to keep its permit and claims in good standing until 2009, and has 13.423 carats of high quality diamonds which were recovered in 2000 from 12 samples weighing a total of 343.01 tonnes.

Layuh:

The Company’s Layuh gold property in Kalimantan, Indonesia (“Layuh”) had been on care and maintenance since 1999. The Company wrote-off Layuh’s carrying value in 2004.

Contingencies and Commitments

All amounts in this section are expressed in thousands of Canadian dollars, except in respect of Atlanta, which are expressed in thousands of U.S. dollars).

Upon raising flow-through share financing, the Company is obligated to incur qualifying exploration expenditures in Canada (“CEE”) within 24 months of the date of renouncement of the associated tax deductions. As at March 31, 2007, the Company is committed to incur $138,000 in CEE by December 31, 2007 arising from flow-through share financing raised in May 2006.

The Company has made commitments in respect of its head office leases and mineral properties as follows:

	Years 1-2	Years 3-4	Beyond Year 4
Head office	149	76	-
Atlanta (1)(2)	195	105	60
Abitibi	50	-	-
Brodeur (3)	150	150	150

1.

Pursuant to an amendment to one of the Atlanta lease-purchase option agreements a final option payment of $120,000 which was due in December 2006, will be repaid in equal installments to December 2010, and include accrued simple interest of 5% per year.

2.

Pursuant to the Lease / Option to Purchase agreement with Monarch Greenback, LLC (“Monarch”), the Company has an option to purchase Monarch’s surface and mineral rights on February 2, 2009 for $2,875,000.

3.

Paid to Helix Resources Inc. on January 3, 2007.  Payments are to be made annually until the production of 500,000 carats of diamonds or the termination of the existing claims purchase agreement with Helix.

By agreement dated August 29, 2003 between the Company and Breakwater Resources Ltd. (“Breakwater”), the Company has the exclusive right and option to earn up to a 100% interest in the Abitibi property (the “Property”), subject to certain net smelter and net profits royalty interests. The Company can earn a minimum 60% interest in the Property by paying annual taxes and otherwise maintaining the Property in good standing and by making cash payments aggregating $125,000 and by incurring exploration expenditures aggregating $3,500,000 by September 1, 2008.

When the Company has earned a minimum 60% interest in the Property, it will have the irrevocable right to acquire a further 10% undivided interest by making an additional cash payment of $100,000 to Breakwater. Within six months after preparation of an independent feasibility study, the Company will have the irrevocable right to acquire a further 10% undivided interest in the Property by making an additional cash payment of $500,000 to Breakwater.

Upon the Company earning a 60% interest in the Property, a Joint Venture will be formed between the Company and Breakwater and expenditures will be shared by the parties in accordance with their respective percentage ownership interests. If a party fails to contribute its proportionate share of expenditures, then such party’s interest will be diluted accordingly. If Breakwater’s interest is reduced to or below a 10% interest, such interest will be converted to a 1.5% net smelter royalty interest (the “NSR”). The Company has the right to purchase this NSR by making a cash payment of $1,500,000 to Breakwater. Since September 1, 2004, the Company paid $25,000 per year to Breakwater for the annual option fee. In July 2005, the Company signed an  option agreement with

Stellar Pacific Ventures Inc (“Stellar”) whereby Stellar paid to the Company $15,000 upon execution of the agreement and $25,000 in respect of the 2005 annual rental payment to Breakwater.

As at March 31, 2007 the Company has made cash payments totaling $75,000 and incurred exploration expenditures totaling approximately $2,234,000. This includes a 10% overhead component on all exploration expenditures including approximately $108,000 incurred by Stellar Pacific Ventures Inc. on behalf of the Company. As at March 31, 2007, the Company has incurred sufficient exploration expenditures to maintain the Property in good standing until September 1, 2007. Additional cash payments of $50,000 and expenditures of approximately $1.3 million are required to maintain the option through September 2008 and to earn an initial 60% interest.

Contingencies and commitments are described in Note 10 to the Company’s interim unaudited consolidated financial statements for the three months ended March 31, 2007.

Summary of Quarterly Results

The following table discloses certain financial data for the eight most recently completed quarters, expressed in thousands of Canadian dollars  (except per share data - basic and fully diluted):

Quarter ended	Total Revenues (5)	General and Administrative Expenses	Net Loss (3)	Loss per share (4)
March 31, 2007	-	406	714 (1)	0.05
December 31, 2006	-	276	4,240 (1)	0.33
September 30, 2006	-	612	586 (2)	0.05
June 30, 2006	-	326	364 (2)	0.03
March 31, 2006	-	479	425 (2)	0.04
December 31, 2005	-	96	876 (1)	0.09
September 30, 2005	-	266	38 (2)	0.00
June 30, 2005	-	326	1,027 (1)(2)	0.12

1.

Includes write down of mineral property costs of $4,895 taken in the fourth quarter of 2006, $800 taken in the fourth quarter of 2005, and $700 taken in the second quarter of 2005, and future income tax recovery of $237 taken in the fourth quarter of 2005 and $307 taken in the first quarter of 2007.

2.

Includes stock based compensation expense of $16 incurred in the fourth quarter of2006, $38 incurred in the third quarter of 2006; $7 incurred in the second quarter of 2006, $152 incurred in the first quarter of 2006, $3 incurred in the third quarter of 2005; and $5 incurred in the second quarter of 2005.

3.

The Company has not incurred any losses arising from discontinued operations or extraordinary items in the last eight quarters

4.

Loss per share adjusted to reflect share consolidation on a basis on one consolidated share for fifteen pre-consolidation shares.

5.

Since the Company is a development-stage company, it does not generate any revenue

The Company presently operates in two countries, Canada and the United States. Corporate administrative activities are carried out in Canada. The Company has an interest in four mineral properties. Two are gold properties and two are diamond properties.  The Company’s activities to date during 2007 have focused on its Atlanta gold project.

Exploration work, particularly at the Company’s diamond properties, is significantly affected by the weather and light conditions that prevail in the Canadian Arctic in the fall and winter seasons. The level of the Company’s activities at the Atlanta and Abitibi gold properties are also somewhat impacted by winter weather conditions. These factors result in lower overall levels of activity on the Company’s properties during these seasons. However, as Atlanta advances toward the production stage and permanent facilities are constructed, the impact of adverse weather conditions will be reduced.

The Company assesses, regularly, whether any impairment has occurred in the carrying value of its mineral properties. If such impairment has occurred, a write-down is charged in the period that the impairment took place. During the first quarter of 2007, the Company has determined that no charges had to be taken against any of its mining properties.

Outlook

Atlanta Gold Property

The Company has commissioned an independent National Instrument 43-101 compliant technical report to provide an updated resource / reserve estimate at Atlanta using prevailing gold and silver prices. This report is expected to be completed in the second quarter of 2007.

Due to the much improved gold and silver prices which prevailed throughout 2006 and the potential to expand reserves and resources at Atlanta, exploration of the deep underground targets continues to be the focus in 2007. The Company proposes to begin exploration drilling from surface in June 2007 as site conditions become favourable for equipment and drilling. The initial program will drill 39 drill holes, totalling 12,800 feet of core, only on patented claims focusing on the historic mining sites, and will therefore be probing areas along and near the Atlanta Shear Zone.  The initial program is expected to require all of the second quarter of 2007.

The Company also proposes to conduct exploration drilling on unpatented mine claims in an area that is bounded by Yuba, Decker, Flint and Montezuma Creeks within the footprint of historic mining and drilling. This second exploration program from surface requires drill holes to be sited on U.S. Forest Service (“USFS”) ground, on unpatented claims.  An exploration drilling proposal has been submitted to USFS for their approval in the first quarter of 2007, and USFS approval is expected in the second quarter of 2007.

The drilling exploration work will entail the use of a small skid-mounted Hagby 1003 drill rig with a 4x4 support vehicle. Impacts from this small drilling rig equipment will be significantly less than that typically used in the mining industry. The drilling equipment is specifically designed for low impact drilling in environmentally sensitive areas. Mineral exploration operations to be conducted in the area will help to identify the presence or absence of additional ore deposits. The Company’s drilling will facilitate development of future mine plans and facilitate more comprehensive modeling of hydrogeologic conditions and mineralization. The Company will construct new, low standard, roads in the project area to facilitate exploration operations.

Existing exploration access routes will be used wherever possible. Prior to constructing a new, low standard road, the location will be flagged, ground conditions evaluated and erosion control practices will be evaluated and specified.

Upon completion of drilling, reclamation and stabilization will proceed in late 2007. Drilling operations will be completed utilizing the wagon or skid-mounted diamond coring drill. Upon completion, all holes will be filled with a bentonite-cement mixture designed to effectively seal and stabilize down hole conditions. At the surface, each will be topped with a cement plug. Drill hole abandonment will meet or exceed State of Idaho and U.S. Forest Service (USFS) drill hole abandonment requirements. The Company will use several types of synthetic polymer or bentonitic mud products for drilling. These additives are non-toxic. Material Safety Data Sheet (MSDS) information will be available for all products used on site and this information will be provided to the Forest Service on request. Plastic or steel tanks will be used to store or hold mixed drill fluids and for storage of make up water at the drill site. Water tanks may also be used at drill sites. Exploration drilling is planned to be conducted using Company staff and equipment.

Road maintenance will include erosion control practices, seeding disturbed areas, and water management activities to prevent off-site impacts. As indicated above, Atlanta Gold is committed to maintain access roads in a stable condition and prevent off-site impacts through the use of best management practices.

Subject to availability of funding, the underground exploration program at Atlanta is expected to be initiated in the third quarter of 2007. Surveying for locating the East Portal will be done in May 2007 and excavation of the East Decline is expected to be initiated in the third quarter of 2007.

The East Decline will be 10 feet wide and 13 feet high.  It will be driven parallel to the Atlanta Shear, about 100 feet south of the Shear, to keep the decline in structurally sound granodiorite rock.  The decline will descend at 15% slope (15 feet down for every 100 foot advance).  Drilling from underground stations will commence when the decline has advanced 400 feet.  This initial drilling will probe the shear zone, to evaluate rock mechanics, and to precisely locate the shear zone in cross-section.  When the decline is at 750 feet in length, we plan to drive a horizontal cross-cut directly across the Shear zone and 25 feet beyond.  This cross-cut will provide us will valuable bulk ore samples, of varying grades and rock character.

Permitting and Environmental Improvements at Atlanta

The Company continues to make environmental improvements at Atlanta including treatment of water discharges from historic adits and development of a pilot-scale composting system to provide topsoil for reclamation purposes.

A Storm Water Pollution Prevention Plan (“SWPPP”) will be prepared in the second quarter of 2007 to identify potential sources of pollution that could affect the quality of storm water discharges associated with mining exploration activities and ensure implementation of measures to minimize and control pollutants in the storm water discharges associated with industrial activity from the facility.

A 2007 Supplementary Plan of Operations (the “2007 SPOO”) for the Atlanta project is expected to be delivered to the permitting agencies in the third or fourth quarter of 2007. The 2007 SPOO will be based on a gold price of US$550 per ounce which will result in a longer life project with larger reserves than the September 2006 SPOO which was based on a gold price of US$350 per ounce.

The next major permitting objective will be an Erosion Control Plan for the entire Atlanta project area.

Abitibi Gold Properties

The Company plans to continue exploration on the Abitibi properties by the Company or through joint venture partners

Brodeur and Torngat Diamond Properties

The Company continues to investigate alternatives to unlock the value of the Brodeur and Torngat diamond properties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

Current liabilities owing as at March 31, 2007, includes $551,000 due to two former directors, a current and a former officer of the Company, and to a company controlled by an officer of Atlanta Gold Corporation, a wholly-owned subsidiary of the Company. Of this total, $490,000 relates to demand notes (the “Notes”) and accrued interest payable to the two former directors. During the quarter ended March 31, 2006, the Company retired Notes held by two directors in the aggregate amount of $220,000 by issuing 1,222,222 (pre-consolidated) common shares of the Company, leaving Notes payable as at March 31, 2006 totalling $464,000. In addition, two (now former) officers of the Company were owed as at March 31, 2006, $194,000 in respect of accrued payables, and unpaid salaries and benefits. Interest expense of $7,000 was incurred to the current and former directors in respect of their Notes, compared to interest of $6,000 incurred during the same period in 2006. The Notes are unsecured, due on demand and bear interest at 5% per year.

Changes to Significant accounting policies

During the first quarter of 2007, there were no changes to significant accounting policies from those followed during the same period in 2006.

Significant accounting estimates

In preparing these interim financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Based on historical experience current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that materially affect the consolidated financial statements and involve a significant level of judgment by management. Management’s critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, investments, restoration and post-closure costs, accounting for income and mining taxes, mineral reserves, contingencies and pension, stock options and warrants, and other post retirement benefits.

From time to time, the Company may be subject to lawsuits or threatened lawsuits. When management believes that the likelihood is that a plaintiff will be awarded damages against the Company or that a monetary settlement will be reached, a provision is made for amounts claimed.

Critical estimates used in preparing the consolidated financial statements were unchanged during the quarter from those applied in preparing the statements for the year ended December 31, 2007.

Changes to Internal controls over financial reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the first quarter of 2007 that have affected or which are reasonably likely to materially affect the Company’s internal control over financial reporting.

Share Capital

As at May 14, 2007, the Company had 18,312,711 common shares outstanding.  The Company also had incentive stock options outstanding to purchase 210,000 common shares at prices ranging from $1.35 to $6.75 per share for terms ending between January 2008 and December 2011. The Company also has warrants outstanding to purchase 372,312 common shares at prices ranging from $1.80 to $3.60 per share, exercisable for terms expiring between July 2007 and May 2008.

Uncertainties and Risk Factors

The Company does not currently hold any interest in a mining property in production and its future success depends upon its ability to find, develop, exploit and generate revenue from mineral deposits. Exploration and development of mineral deposits involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate and there can be no assurance that any of the Company’s current projects will ultimately be developed into a profitable mining operation. A number of factors beyond the control of the Company may affect the marketability of any diamonds, gold or any other minerals discovered. Resource prices have fluctuated widely and are beyond the Company’s control. Revenue and profitability will be determined by the relationship of the Company’s production costs and in respect of diamonds, the relative quality of the diamonds extracted and in respect of gold, the recovered grade of gold, to resource prices.  The effect of these factors cannot accurately be predicted. The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties with the possible dilution or loss of such interests. The operations of the Company require licenses and permits from various governmental authorities and while the Company currently holds all necessary licenses and permits required to carry on its activities and believes it is complying with such licenses, permits and all applicable laws and regulations, such licenses, permits and laws are subject to change and there can be no assurance that the Company will in future be able to obtain all necessary licenses and permits. Furthermore, the cost of complying with changes in governmental laws and regulations has the potential to reduce the profitability of future operations. The acquisition of title to mineral projects is a very detailed and time-consuming process and although the Company has taken precautions to ensure that legal title and interest to its properties are properly recorded, there can be no assurance that the interests of the Company in any of its properties may not be challenged or impugned. In management’s view, there has been no material change in the nature or magnitude of any of the risks faced by the Company during the first quarter of 2007.

May 14, 2007